                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

                  EA ENGINEERING, SCIENCE, AND TECHNOLOGY, INC.
                       (Name of Subject Company (Issuer))

                     EA ENGINEERING ACQUISITION CORPORATION
                          EA ENGINEERING HOLDINGS, LLC
                          THE LOUIS BERGER GROUP, INC.
                                  ECOLAIR LLLP
                             LOREN D. JENSEN, Ph.D.
                      MELANIE ANN JENSEN IRREVOCABLE TRUST
                      ALLISON ANN JENSEN IRREVOCABLE TRUST
                      AARON KEITH JENSEN IRREVOCABLE TRUST
                             (Name of Filing Person)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  000267911105
                      (CUSIP Number of Class of Securities)

                  Loren D. Jensen                         Derish M. Wolff
      EA Engineering Acquisition corporation       The Louis Berger Group, Inc.
                11019 McCormick Road                    100 Halsted Street
                     Suite 250                     East Orange, New Jersey 07018
               Hunt Valley, MD 21031                      (973) 678-1960
                  (410) 527-3501

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a Copy to:

                               WALTER G. LOHR, JR.
                             HOGAN & HARTSON L.L.P.
                      111 SOUTH CALVERT STREET, SUITE 1600
                               BALTIMORE, MD 21202
                                 (410) 659-2700

                            CALCULATION OF FILING FEE
       TRANSACTION VALUATION*                     AMOUNT OF FILING FEE**
       ---------------------                      ----------------------
             $10,466,244.00                          $2,094.00
* Based on the offer to purchase all of the outstanding shares of Common Stock of the Subject Company at $1.60 cash per share and 6,541,402 shares of Common Stock outstanding or represented by stock options, as of July 24, 2001.

** Previously Paid.

[_]Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  N/A                         Filing Party:  N/A
                         ---                                        ---
Form or Registration No.:  N/A                       Date Filed:  N/A
                           ---                                    ---

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.    [X]  going-private transaction subject to Rule 13e-3.
[_] issuer tender offer subject to Rule 13e-4.         [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer.   [_]

         This Amendment No. 2 to the Tender Offer Statement on Schedule TO relates to the offer by EA Engineering Acquisition Corporation, (the "Purchaser"), a Delaware corporation and a direct wholly owned subsidiary of EA Engineering Holdings, LLC (the "Parent"), a Delaware limited liability company, to purchase all of the issued and outstanding shares of common stock of EA Engineering, Science, and Technology, Inc. (the "Company"), a Delaware corporation, at a price of $1.60 per share of Common Stock, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 1, 2001( the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively (which, as they may be amended and supplemented from time to time, together constitute the "Offer").

         The information in the Offer to Purchase and the related Letter of Transmittal, is incorporated in this Amendment No. 2 by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

         Item 13 is hereby further supplemented and amended by adding the following to the responses to Items 4, 8 and 9 of Schedule 13E-3.

         The fourteenth bullet of the section of the Offer to Purchase entitled "Special Factors--Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger--Special Committee" is hereby replaced by the following:

         . the Special Committee's belief that the negotiations between the Special Committee, none of whose members were employed or affiliated with EA Engineering (except in their capacities as directors and except that Mr. Miller and the law firm of which he is a partner serve as legal counsel to EA Engineering), and us, our parent, Dr. Jensen, the Jensen Family Trusts, Ecolair LLLP and the Louis Berger Group, Inc. that resulted in the $1.60 per share price were conducted on an arms-length basis;

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2001                    EA ENGINEERING HOLDINGS, LLC


                                          By:/s/ LOREN D. JENSEN
                                             ---------------------------
                                          Name: Loren D. Jensen
                                          Title: President


Dated: August 20, 2001                    EA ENGINEERING ACQUISITION CORPORATION


                                          By:/s/ LOREN D. JENSEN
                                             ---------------------------
                                          Name: Loren D. Jensen
                                          Title: President


Dated: August 20, 2001                    THE LOUIS BERGER GROUP, INC.


                                          By:/s/ LEON A. MARANTZ
                                             ---------------------------
                                          Name: Leon A. Marantz
                                          Title: Chair of the Finance Committee

Dated: August 20, 2001                    ECOLAIR LLLP


                                          By:/s/ LOREN D. JENSEN
                                             ---------------------------
                                          Name: Loren D. Jensen
                                          General Partner


Dated: August 20, 2001                    /s/ LOREN D. JENSEN
                                          --------------------------------------
                                          LOREN D. JENSEN, PH.D.


Dated: August 20, 2001                    MELANIE ANN JENSEN IRREVOCABLE TRUST


                                          By:/s/ ALLISON A. JENSEN
                                             ---------------------------
                                          Name: Allison A. Jensen
                                          Trustee


Dated: August 20, 2001                    ALLISON ANN JENSEN IRREVOCABLE TRUST

                                          By:/s/ AARON K. JENSEN
                                             ---------------------------
                                          Name: Aaron K. Jensen
                                          Trustee


Dated: August 20, 2001                    AARON KEITH JENSEN IRREVOCABLE TRUST


                                          By:/s/ MELANIE A. JENSEN-NEY
                                             ---------------------------
                                          Name: Melanie A. Jensen-Ney
                                          Trustee